Exhibit 99.2

NEWS RELEASE

FOR IMMEDIATE RELEASE
RiT Technologies 1007, 10th Floor Dalamal Tower, Free Press Journal Marg, Nariman Point Mumbai-400021 T: +91.22.65552526

RiT Technologies Launches Advanced Fiber Optic Cabling Solution in India

The end-to-end high performance fiber optic cabling solutions by RiT embody the latest advances in high density and high bandwidth technology

Bangalore – September 2, 2014 - RiT Technologies (NASDAQ: RITT), a leading provider of Structured Cabling Solutions and Intelligent Network & Infrastructure Management for enterprises and a developer of an innovative indoor optical wireless solution,  today announced the launch of its Xlight range of advanced fiber optic cabling solutions in India.

The Xlight high-performance product line includes a wide range of patch panels, patch cords, indoor & outdoor cables, adapters and connectors; as well as a range of High Density solutions. RiT Technology’s Xlight high-density fiber optic patch panels are space efficient and easy to install and are available in single-mode and multi-mode and 288, 120, 96 and 48 fiber models.

“We are expanding our fiber optic product-line in the Indian market in order to address the growing demand for high-speed network infrastructure,” said Mr. Motti Hania, President and CEO, RiT Technologies.

“The fiber optic cabling market in India is witnessing a higher than average growth with strong demand from datacenters and residential complexes (FTTH). The rising use of HD video, high-quality voice & data services and remote access of applications will drive the demand for fiber optic cabling solutions in the coming years and the RiT range of fiber cabling solutions is geared to answer this demand,” adds Mr. Hania.

The entire product range is available through RiT Technologies network of channel partners, system integrators and value-added resellers.

About the RiT Structured Cabling Offering

RiT Technologies produces end-to-end high-performance cabling solutions that embody the latest advances in high-bandwidth technology and POE (Power over Ethernet) support.

RiT has a strong track record as an innovator in the field of cabling and intelligent network management; participates in the TIA cabling standard committees and helped create Category 6, 7 and 8 standards. RiT was also one of the first companies to produce a full range of Category 6A & 7 cables for STP.

The RiT range of products includes both standard cabling solutions for fiber and copper (cables, outlets, connectors, patch panels and more) as well as unique innovative solutions (such as switchless panels) that provide a clear advantage in terms of performance and ROI.

All RiT products are certified as component level according to TIA and ISO/IEC standards (including ANSI/TIA-568-C.2 and ISO/IEC 11801 2nd edition); are ISO 9001:2000 and ISO 14001:2004 certified, and covered by a comprehensive 20 year warranty.

RiT Technologies provides unparalleled support to its customers and partners; in terms of availability and response time and by providing direct and immediate access to our engineering workforce.

The RiT cabling products are part of a complete range of network management solutions, geared for the next-generation networks and data centers and designed for the most complex architectures, including inter-connect and cross-connect.

To learn more about our advanced cabling systems, please contact us: info@rittech.com

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of Intelligent Infrastructure Management (IIM), structured cabling and a developer of an innovative indoor optical wireless technology solution. The RiT IIM solutions provide network infrastructure utilization and optimization for data centers, communication rooms and work space environments. They help companies monitor and troubleshoot their communications networks, and conduct precise planning and provisioning of new equipment; thereby increasing the reliability of the network, minimizing downtime, and assuring full utilization of the physical network infrastructure. The RiT solutions are deployed around the world in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. The RiT innovative indoor optical wireless network solution, Beamcaster™, enables to overcome physical network congestion by providing an ultra-fast wireless network that is easy to deploy and maintain, and is highly flexible and secure. For more information, please visit: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
Tel. 972-77-270-7210
elan.yaish@rittech.com

PRESS CONTACT:
Manish Sharma
Tel: 91-98450-32618
Email: pr_rit@infinios.in

INVESTOR RELATIONS CONTACT:
Jeffrey Goldberger / Rob Fink
KCSA Strategic Communications
Tel: 1-212-682-6300
jgoldberger@kcsa.com / rfink@kcsa.com